UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.    Form 20-F  [    ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             .

TABLE OF CONTENTS

Exhibits

99.1	Interim Financial Statements for the Quarter Ended June 30, 2006

99.2	Management’s Discussion and Analysis

99.3	Form 52-109FT2 Certification of Interim Filings – CFO

99.4	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 11, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Fellow Shareholders:

The second quarter of fiscal 2006 was marked by advances in the roll out of our once-daily tramadol product in Europe, as well as our effort to have our product approved for commercial launch in the United States.

In our European commercialization program for once-daily tramadol, the launch of our product in Germany continues to meet our expectations, as well as those of our marketing partner, HEXAL. We are pleased with the progress to date and look forward to building sales momentum in Europe with launches in additional countries. Toward that end, during the second quarter, we received additional national marketing authorizations, which, for most countries, represent the final regulatory hurdle prior to product launch. Our partners for France, Italy and Spain are seeking formal pricing approval before launch. In addition to Germany, we have now received national marketing authorizations for 16 countries, including authorizations for some of the largest tramadol markets such as the United Kingdom and Spain.

Germany was the first in a series of more than 20 launches of our once-daily tramadol we have planned throughout Europe during the remainder of fiscal 2006 and into next year. Subsequent to the end of the second quarter, our product was launched in both the Czech Republic and Slovakia by CSC Pharmaceuticals, our marketing partner for 15 countries in Europe. We regard Europe as a market with tremendous potential – the European tramadol market continues to expand in excess of 10% annually, with some key markets growing at significantly higher rates. Such growth is impressive given that the immediate-release product has been on the market for almost three decades. To capitalize on this opportunity, we are working diligently with our marketing partners to launch in additional countries as soon as possible.

We added to our roster of marketing partners for Europe during the second quarter, signing a licensing and distribution agreement with Grünenthal for Belgium. As you will recall, Grünenthal is one of our two marketing partners for France. The agreement brings the number of European countries for which we have established marketing partnerships to 22, including the five largest tramadol markets. All told, these 22 countries account for more than 90% of annual tramadol sales in Europe.

In our U.S. commercialization program for once-daily tramadol, we submitted the positive results from the most recent Phase III study, MDT3-005, to the Food and Drug Administration during the quarter. Those results showed that the study achieved statistical significance for the primary endpoint, which compared pain intensity between the beginning and end of the study period versus placebo. Those results have now become part of our New Drug Application (NDA), which was filed and accepted for review earlier this year. Our NDA includes a comprehensive clinical package based on a global program of 11 pharmacokinetic studies and six Phase III clinical studies, with more than 2,600 subjects exposed to the drug worldwide. In anticipation of a favourable response from the FDA, we are working with our U.S. marketing partner, Purdue Pharma, to prepare for launch as rapidly as possible after approval.

In addition to Europe and the U.S., we continue to pursue commercialization of our once-daily tramadol product in other key markets around the world. Toward this end, during the second quarter, we expanded our licensing and distribution agreement for 20 Latin American and Caribbean countries with Glaxo Group Limited (GSK), to include Mexico. We have already received regulatory approval for Mexico and we are currently working with GSK to launch our product as rapidly as possible in that country. Other markets such as Japan, Asia and Australia hold great promise and we are actively pursuing commercialization there as well.

As we continue to drive the global commercialization of our once-daily tramadol product, we are at the same time focused on development of additional products with which to follow tramadol. One such product is trazodone, a drug used in the treatment of depression with or without anxiety – a $12.6 billion market overall. In our development program for a once-daily formulation of trazodone, we have successfully completed pharmacokinetic studies and plan to move directly into a Phase III study, for which we expect to begin enrolment in the first half of 2007. With immediate-release formulations of trazodone accounting for 7.5% of the prescriptions in the overall anti-depressant market, we believe a once-daily formulation of the drug represents a significant opportunity. We are also advancing other key products in our pipeline based both on our Contramid® and Polymeric Nano-Delivery SystemsTM technologies and look forward to providing a comprehensive update in the latter half of this year.

In corporate developments during the quarter, we achieved a significant milestone in the history of our Company with the successful completion of a cross border equity financing that generated in excess of $100 million in net proceeds. In addition to providing the financial foundation to fully exploit the commercial opportunity of our once-daily tramadol product, as well as to drive the development of additional products in our pipeline, the financing has resulted in the realization of a long-time goal to expand our shareholder base. Concurrently with the financing, Labopharm’s shares were listed on the NASDAQ National Market under the symbol “DDSS”.

In closing, we are working diligently towards our September 28, 2006 PDUFA date and the subsequent launch of our product in the United States, should we receive a favourable review from the FDA. Equally, we look forward to building on the initial success of our European launch with the roll out of our product across Europe through subsequent national launches. We will keep you apprised of our progress as we move forward through this very exciting period in Labopharm’s history.

Kind Regards,

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

August 8, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS

[UNAUDITED]

For the:	Three months ended		Six months ended
[Thousands of Canadian dollars, except share and per share amounts]	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
REVENUE
Product sales	902	—	2,947	—
Cost of goods sold, including depreciation expense of $9 and $16 for the three months and the six months ended June 30, 2006 respectively [nil in 2005]	564	—	1,592	—

Gross profit on product sales	338	—	1,355	—

OTHER REVENUE
Licensing	2,217	11	4,443	751

	2,555	11	5,798	751

EXPENSES AND OTHER INCOME
Research and development expenses	4,501	5,606	10,896	9,862
Government assistance	(321)	(206)	(1,041)	(746)

	4,180	5,400	9,855	9,116
Selling, general and administrative expenses	3,965	2,786	6,991	5,172
Financial expenses	683	204	1,412	410
Depreciation and amortization	409	414	830	819
Interest income	(798)	(102)	(1,006)	(237)
Foreign exchange (gain) loss	(411)	97	(593)	188

	8,028	8,799	17,489	15,468

LOSS BEFORE INCOME TAXES	(5,473)	(8,788)	(11,691)	(14,717)
Income taxes:
Current	105	1	684	1
Future	(36)	—	(36)	—

NET LOSS FOR THE PERIOD	(5,542)	(8,789)	(12,339)	(14,718)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.11)	(0.21)	(0.26)	(0.34)

Weighted average number of shares outstanding	48,304,129	42,800,835	46,729,289	42,710,427

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

[UNAUDITED]

For the six months ended: [Thousands of Canadian dollars]	June 30, 2006	June 30, 2005
	$	$
BALANCE, beginning of period	(144,584)	(111,250)
Net loss	(12,339)	(14,718)

BALANCE, end of period	(156,923)	(125,968)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

[UNAUDITED]

For the:	Three months ended		Six months ended
[Thousands of Canadian dollars]	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(5,542)	(8,789)	(12,339)	(14,718)
Items not affecting cash:
Depreciation of property, plant and equipment	363	380	730	750
Amortization of intangible assets	55	34	116	69
Amortization of deferred financing costs	54	—	111	—
Unrealized foreign exchange (gain) loss	(374)	73	(473)	181
Future income taxes	(36)	—	(36)	—
Stock-based compensation	824	521	1,365	647

	(4,656)	(7,781)	(10,526)	(13,071)
Net change in non-cash operating items	(4,781)	(1,065)	(9,667)	371

	(9,437)	(8,846)	(20,193)	(12,700)

INVESTING ACTIVITIES
Acquisition of short-term investments	(22,064)	(2,407)	(25,397)	(3,798)
Disposals of short-term investments	—	—	—	958
Maturities of short-term investments	11,337	8,257	15,914	17,203
Acquisition of property, plant and equipment	(370)	(210)	(581)	(358)
Acquisition of intangible assets	(602)	(39)	(665)	(86)

	(11,699)	5,601	(10,729)	13,919

FINANCING ACTIVITIES
Repayment of capital lease obligations	(20)	(44)	(40)	(90)
Proceeds from issuance of capital stock	113,794	241	114,544	860
Issuance costs of capital stock	(7,784)	—	(7,784)	—
Repayment of long-term debt	(867)	—	(1,404)	—
Proceeds from issuance of long-term debt	—	11,586	—	11,586
Proceeds from issuance of warrants	—	731	—	731
Deferred financing costs	—	(154)	—	(154)

	105,123	12,360	105,316	12,933

Effect of exchange rates changes on cash and cash equivalents held in foreign currencies	(75)	(136)	3	(250)

Increase in cash and cash equivalents	83,912	8,979	74,397	13,902
Cash and cash equivalents, beginning of period	10,767	7,732	20,282	2,809

Cash and cash equivalents, end of period	94,679	16,711	94,679	16,711

Cash flows include the following items:
Interest paid	515	204	1,059	410
Income taxes paid	62	1	114	1

See accompanying notes

CONSOLIDATED BALANCE SHEETS

[UNAUDITED]

[Thousands of Canadian dollars]	As at June 30, 2006	As at Dec. 31, 2005 [note 2]
	$	$
ASSETS [note 1]
Current
Cash and cash equivalents	94,679	20,282
Short-term investments	24,094	14,611
Accounts receivable	2,565	532
Research and development tax credits receivable	1,346	875
Income tax receivable	434	426
Inventories [note 4]	3,914	2,188
Prepaids and other assets	787	452

Total current assets	127,819	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,131	10,280
Intangible assets	3,225	3,231
Deferred financing costs	253	364
Future tax assets	36	—

	142,736	54,512

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	9,482	10,090
Current portion of deferred revenue	9,177	9,067
Current portion of obligations under capital leases	89	83
Current portion of long-term debt	3,875	3,383

	22,623	22,623

Deferred revenue	17,051	20,834
Obligations under capital leases	5,794	5,840
Long-term debt	5,485	7,818

	50,953	57,115

Shareholders’ equity (deficiency)
Common shares, no par value, unlimited shares authorized, 56,727,963 and 43,673,863 issued and outstanding as at June 30, 2006 and as at December 31, 2005, respectively [note 5]	241,524	135,631
Contributed surplus [note 5]	7,182	6,350
Deficit	(156,923)	(144,584)

Total shareholders’ equity (deficiency)	91,783	(2,603)

	142,736	54,512

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT JUNE 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1. DESCRIPTION OF BUSINESS

The Company, incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval of regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, except as described in note 3 hereafter. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

NOTE 3. CHANGE IN ACCOUNTING POLICY

Non-monetary Transactions

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

NOTE 4. INVENTORIES

As at June 30, 2006, the Company had inventories comprised of raw materials totalling $2,117 [December 31, 2005 – $1,710] and intermediate finished goods (bulk tablets) totalling $1,797 [December 31, 2005 – $478].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT JUNE 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized capital stock

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Changes in shareholders’ equity (deficiency)

Changes in the issued and outstanding common shares, contributed surplus and deficit for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were as follows:

	Outstanding common shares		Contributed Surplus	Deficit	Total
	Number	$
			$	$	$
Balance, December 31, 2004	42,510,630	132,658	4,745	(111,250)	26,153
Issued on the exercise of stock options	834,600	2,242	(149)	—	2,093
Grant of warrants	—	—	731	—	731
Issued on the exercise of warrants	328,633	731	(731)	—	—
Stock-based compensation	—	—	1,754	—	1,754
Net loss	—	—	—	(33,334)	(33,334)

Balance, December 31, 2005	43,673,863	135,631	6,350	(144,584)	(2,603)
Share issuance	12,650,000	112,734	—	—	112,734
Share issuance costs	—	(9,184)	—	—	(9,184)
Issued on the exercise of stock options	404,100	2,343	(533)	—	1,810
Stock-based compensation	—	—	1,365	—	1,365
Net loss	—	—	—	(12,339)	(12,339)

Balance, June 30, 2006	56,727,963	241,524	7,182	(156,923)	91,783

Capital stock transactions

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions were $9,184.

During the six-month period ended June 30, 2006, 404,100 [2005 – 400,700] options were exercised for a total cash consideration of $1,810 [2005 - $860]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $533 [2005 – nil] and contributed surplus reduced by the same amount.

Warrants

On June 29, 2005, as part of the term loan agreement entered into on June 28, 2005, the Company issued 543,104 warrants having an exercise price of $2.71 and expiring on June 29, 2010. These warrants were exercised on a cashless basis on December 14, 2005 and as at June 30, 2006, no warrants were outstanding [December 31, 2005 – nil].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT JUNE 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY) [Continued]

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the six-month periods ended June 30, 2006 and June 30, 2005 are as follows:

	2006		2005
	Number	$	Number	$
Balance, beginning of period	3,560,875	5.59	3,363,475	5.01
Granted	160,000	9.28	459,700	3.16
Exercised	(404,100)	4.48	(400,700)	2.15
Expired	(10,000)	2.64	—	—
Forfeited	(9,500)	7.35	(400)	7.92

Balance, end of period	3,297,275	5.92	3,422,075	5.10

Options eligible to be exercised	2,756,475	6.00	2,986,375	5.11

As of June 30, 2006, 5,616,068 [December 31, 2005 – 4,323,712] securities are issuable under the plan, and 1,345,793 [December 31, 2005 – 193,937] options are available for grant.

The fair value of options granted in the six-month periods ended June 30, 2006 and 2005 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the six-month period ended	June 30, 2006	June 30, 2005
Expected volatility	0.65	0.63
Expected life	4 years	4 years
Risk-free interest rate	4.21%	3.36%
Dividend yield	Nil	Nil

The weighted average grant date fair value of stock options granted during the six-month period ended June 30, 2006 using the above assumptions amounted to $4.89 per option [2005 - $1.59].

NOTE 6. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at June 30, 2006, and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended June 30, 2006, as compared to the quarter ended June 30, 2005 and for the six-month periods then ended. This review was performed by management with information available as at August 4, 2006. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory approval process, and the commercialization of products thereafter.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain, has been approved in Europe and is currently the subject of a New Drug Application, or NDA, under review by the United States Food and Drug Administration, or FDA, with a Prescription Drug User Fee Act, or PDUFA, date of September 28, 2006. We are developing additional product candidates using our drug delivery technologies and formulation expertise including a once-daily formulation of trazodone which is in the clinical stage of development. In addition we are currently pursuing tramadol line extensions, including combination products using our Contramid® technology.

Our primary focus is on the global commercialization of our once-daily tramadol product. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. Our product was launched in Germany in November 2005. In June 2006, we shipped products to our partner CSC Pharmaceuticals SA, or CSC, for subsequent launch in the Czech Republic and in Slovakia. We also plan to ship in other major markets before the end of the current year. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into licensing agreements for the distribution of our once-daily tramadol product in the United States, in 22 European countries, in Mexico and in 20 Latin American and Caribbean countries. During the quarter, we granted Glaxo Group Limited (GSK) exclusive rights to distribute our once-daily tramadol product in Mexico. This agreement expands the existing licensing and distribution arrangement between us and GSK for 20 Latin American and Caribbean countries entered into in September 2005. Under the terms of the agreement, Labopharm will supply GSK with product and GSK will distribute the product throughout the licensed territory. In addition to specified milestone payments, we will receive a percentage of once-daily tramadol net sales in Mexico, resulting in an effective royalty rate commensurate with those of our U.S. and European partnerships.

On April 12, 2006, we announced that we successfully completed our third phase III trial for our once-daily formulation of tramadol in the U.S. As planned, we submitted the relevant supplementary data to the FDA in the anticipated timeframe such that the action date under the PDUFA remains September 28, 2006. We are working actively with Purdue to prepare for the U.S. launch of our product as rapidly as possible, should our product receive regulatory approval. Purdue will assist us in achieving one of our key strategic goals by building and training our own sales force to allow us to pursue certain specialty markets in the U.S.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734,000, or an average price per share of $8.91, which considers conversion of U.S. dollar proceeds at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions amounted to $9,184,000. The net proceeds will be used to support the commercialization of our once-daily tramadol product, and advance development of existing and new product candidates within our product pipeline and for working capital and other general corporate purposes.

Revenue

Revenue from product sales will be the key driver of our performance as we move towards achieving profitability. Through our license agreements, we will continue to launch our once-daily tramadol product in various markets during 2006 and 2007. In Europe and the rest of the world excluding the United States, the selling price of our once-daily tramadol product will vary for each country because of specific market conditions and regulatory pricing policies prevailing in the jurisdictions. It is difficult to estimate the timing of product launches in various countries because of the regulatory approval and/or pricing process required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our licensing and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured ten licensing and distribution agreements for once-daily tramadol, that cover 44 countries. To date we have received approximately $33 million of licensing payments from our once-daily tramadol licensees, including US$20 million from Purdue in 2005. We will also receive additional licensing payments from Purdue upon achieving various milestones, including up to US$40 million upon the regulatory approval of our once-daily tramadol product in the U.S., and up to US$110 million upon meeting specified sales targets. Additionally, we are entitled to receive between $7,600,000 (US$1,150,000 and €4,490,000) and $9,380,000 (US$2,300,000 and €4,840,000) upon the achievement of various additional milestones including the price approval in territories covered by the various other agreements, product launches in specific territories, or attaining specified sales targets.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties that we use to conduct clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The proceeds from the financing completed during the quarter will allow us to further expand our research and development capacities for new product candidates and more rapidly advance the development of existing products within our pipeline.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

While our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion & Analysis as included in our annual report for the year ended December 31, 2005, we have expanded the description of certain of these policies and estimates in the Management’s Discussion and Analysis included in our prospectus dated April 28, 2006.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market in each jurisdiction and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the second quarter ended June 30, 2006, total revenue amounted to $3,119,000 compared to $11,000 for the quarter ended June 30, 2005. Total revenue for the six-month period ended June 30, 2006 was $7,390,000 compared with $751,000 for the corresponding period last year.

During the second quarter ended June 30, 2006, we recognized licensing revenue of $2,217,000, representing a portion of the licensing payments received from Purdue, Grünenthal GmbH, HEXAL AG, Gruppo Angelini and Esteve S.A, under our licensing and distribution agreements for once-daily tramadol. For the six-month period ended June 30, 2006 we recognized licensing revenue of $4,443,000 which was derived from the same partners. For the comparative quarter ended June 30, 2005, we recognized licensing revenue of $11,000 representing a portion of the up-front payments from Gruppo Angelini and Esteve S.A, while licensing revenue for the six-month period ended June 30, 2005 was $751,000 and included also a portion of the up-front payments from HEXAL AG. Over the next several quarters, we anticipate receiving additional milestone payments as provided for in the current licensing and distribution agreements for once-daily tramadol as we receive market and/or price approval or launch the product in the various countries. These licensing payments are recognized rateably over the term which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

For the three-month and six-month periods ended June 30, 2006, product sales were $902,000 and $2,947,000 respectively and consisted of sales of our once-daily tramadol product to HEXAL AG and CSC. Subsequent to quarter-end, CSC launched our product in Czech Republic and in Slovakia. Sales to HEXAL AG for Germany included the sale of samples for the initial promotion of the product. Our target is to launch once-daily tramadol in several other countries before the end of the current year. The timing of these launches is however difficult to estimate.

Cost of Goods Sold

For the three-month and six-month periods ended June 30, 2006, cost of goods sold was $564,000 and $1,592,000 respectively.

Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Our cost of goods sold will vary due primarily to currency fluctuation and the size of packaging runs. Gross margin as a percentage of product sales revenue was 37% for the quarter and 46% for the six-month period ended June 30, 2006 and will vary with our cost of goods sold and as a result of selling prices in the various jurisdictions. During the quarter, we obtained approval from the regulatory authorities in Europe for our second bulk tablet manufacturer, which will allow us to reduce our cost of goods sold over the next several quarters.

Research and Development Expenses

Research and development expenses (before tax credits) for the three-month period ended June 30, 2006 were $4,501,000 compared with $5,606,000 for the quarter ended June 30, 2005. The decrease is primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., offset by a general increase in our research and development capacities. The comparative quarter also included costs for the validation of the commercial manufacturing process of our once-daily tramadol at a second manufacturer.

Research and development tax credits for the quarter ended June 30, 2006 were $321,000 compared to $206,000 in the corresponding quarter of the previous year. The increase is primarily due to the recognition of previously unrecorded Canadian Federal research and development tax credits, which will be used to offset federal income tax payable generated as a result of certain tax planning strategies.

For the six-month period ended June 30, 2006, research and development expenses (before tax credit) totalled $10,896,000 compared to $9,862,000 for the comparative period, an increase of $1,034,000. The increase can be explained by the timing and progress of our various clinical trials for the first six months of 2006 as compared to the same period in 2005 and a general increase in our research and development capacities. During the period, we also submitted a filing to the regulatory authorities in Europe in order to obtain approval for a second bulk manufacturing site, and we subsequently obtained approval for this site.

For the six-month period ended June 30, 2006, research and development tax credits were $1,041,000 compared to $746,000 for the corresponding period last year. The increase can be explained by the Canadian Federal research and development tax credits recognized during the period, offset by a favourable ruling on our notice of objection for previous taxation years received in the first half of 2005, allowing us to increase our research and development tax credit by $360,000.

For the quarter ended June 30, 2006, research and development costs, net of tax credits, for our once-daily tramadol product amounted to approximately $3.4 million compared to $4.3 million for the quarter ended June 30, 2005. For the six-month period ended June 30, 2006 research and development costs, net of tax credits, for our once-daily tramadol product amounted to approximately $8.4 million compared to $7.1 million for the period ended June 30, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended June 30, 2006 were $3,965,000 compared to $2,786,000 for the quarter ended June 30, 2005, an increase of $1,179,000 or 42%. The increase for the quarter is primarily due to the transition from a research and development company to a commercial operation. Increased costs were incurred for personnel recruitment, a communications and marketing platform for our once-daily-tramadol, efforts to prepare for Sarbanes-Oxley compliance and directors and officers liability insurance as a result of our NASDAQ listing. Stock-based compensation expense increased by $301,000 for the quarter due to the timing of stock option grants and fair-value at the grant date. In addition, the first quarter of 2005 included a non-recurring capital tax reimbursement of $140,000 following the success of our notice of objection for 2002.

For the six-month period ended June 30, 2006, selling, general and administrative expenses were $6,991,000 compared with $5,172,000 for the six-month period ended June 30, 2005, an increase of $1,819,000 or 35%. The increase is consistent with the explanations provided for the three-month period. Stock-based compensation expenses included in selling, general and administrative expenses increased by $622,000 due to the timing of stock option grants and the fair-value at grant date.

Financial Expenses

Financial expenses for the quarter ended June 30, 2006 were $683,000 compared with $204,000 for the quarter ended June 30, 2005. For the six-month period ended June 30, 2006 financial expenses amounted to $1,412,000 compared to $410,000 for the comparative period. The increase in the quarter and in the six-month period ended June 30, 2006 is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005.

Foreign Exchange Gain or Loss

Net loss for the quarter ended June 30, 2006 included a foreign exchange gain of $411,000, compared to a foreign exchange loss of $97,000 for the quarter ended June 30, 2005. Foreign exchange gain for the six-month period ended June 30, 2006 amounted to $593,000 compared to a foreign exchange loss of $188,000 for the corresponding period of the previous year. The foreign exchange gain for the current quarter and for the six-month period ended June 30, 2006 is explained primarily by the favourable effect of the currency fluctuation on the term loan denominated in U.S. currency.

Interest income

Interest income for the quarter ended June 30, 2006 was $798,000 compared with $102,000 for the quarter ended June 30, 2005. For the six-month period ended June 30, 2006 interest income totalled $1,006,000 compared with $237,000 in the comparative period. The increase in the quarter and in the six-month period ended June 30, 2006 is attributable to the higher cash and investments balances as a result of the public offering completed in May 2006. In addition, the average rate of return earned in 2006 was slightly higher than in 2005.

Income Taxes

For the three-month period ended June 30, 2006, the current income tax expense amounted to $105,000 compared to $1,000 for the corresponding quarter. For the current quarter, as a result of not deducting certain discretionary research and development expenses, we are generating taxable income at the Canadian Federal level to permit us to utilize our non refundable Canadian Federal research and development tax credits which have a limited carryforward period. The research and development expenditures not deducted have an unlimited carryforward period. Current income tax expense amounted to $684,000 for the six-month period ended June 30, 2006 compared to $1,000 for the six-month period ended June 30, 2005.

Net Loss

Net loss for the three-month period ended June 30, 2006 was $5,542,000 or $0.11 per share, compared with $8,789,000, or $0.21 per share, for the quarter ended June 30, 2005. The decrease in net loss is the result of higher revenue in the quarter, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transition to a commercial operation, as well as higher financial expenses. For the six-month period ended June 30, 2006, net loss was $12,339,000, or $0.26 per share, compared with $14,718,000, or $0.34 per share for the comparative period.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

	Three months ended
$000s except per share data	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004[1]	Sept. 30, 2004[1]
Revenue	3,119	4,271	2,415	72	11	740	970	238
Net loss	(5,542)	(6,797)	(11,067)	(7,549)	(8,789)	(5,929)	(6,631)	(5,895)
Basic and diluted net loss per share	(0.11)	(0.16)	(0.26)	(0.18)	(0.21)	(0.14)	(0.16)	(0.14)

[1]	The comparative figures for revenue were reclassified to conform with the presentation in the current period.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments as at June 30, 2006 were $118,773,000. On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734,000 or an average price per share of $8.91, which considers currency conversion at the closing date. Issue expenses related to this offering including the underwriters’ discounts and commissions were $9,184,000.

Funds used in operating activities amounted to $9,437,000 for the quarter ended June 30, 2006 compared to $8,846,000 for the corresponding quarter of the previous year. The funds used in our operating activities during the second quarter of 2006 were used primarily to develop our in-house product portfolio, principally our once-daily tramadol product, to build inventory and other general operating expenses. For the six-month period ended June 30, 2006 funds used in operating activities were $20,193,000 compared to $12,700,000 for the corresponding period of the previous year. The difference is primarily due to the licensing payments of $3,696,000 received in 2005, compared to only $770,000 received in 2006.

Funds applied to investing activities for the three-month period ended June 30, 2006 amounted to $11,699,000 reflecting the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006, compared to $5,601,000 of funds provided from investing activities for the quarter ended June 30, 2005, and used to fund our operations. Capital expenditures for the current quarter were $972,000 compared to $249,000 for the quarter ended June 30, 2005. Capital expenditures for the quarter were primarily related to acquisition of intangibles, plant and laboratory equipment, and office and information technology equipment.

For the quarter ended June 30, 2006, funds provided by financing activities amounted to $105,123,000 compared to $12,360,000 for the quarter ended June 30, 2005. In the current quarter net proceeds of $104,950,000 were generated from the equity financing completed on May 3, 2006. Proceeds of $1,060,000 were obtained from the exercise of stock options during the quarter ended June 30, 2006 compared to $241,000 for the quarter ended June 30, 2005. On June 28, 2005, we entered into a term loan agreement which generated gross proceeds of $12,317,000 of which $11,586,000 were attributed to the term loan and $731,000 to the 543,104 warrants issued as part of the term loan agreement; related financing costs amounted to $154,000. During the quarter ended June 30, 2006, the term loan principal repayments were $867,000, in accordance with the loan amortization schedule.

As at June 30, 2006, working capital was $105,196,000. Accounts receivable totalled $2,565,000 as at June 30, 2006 and included primarily trade receivables, accrued interest on investments and liquidities and sales tax receivable. Research and development tax credits receivable totalled $1,346,000 and included the estimated tax credits for the year ended December 31, 2005 and for the first half of 2006. In preparation for commercial launch of our product in other European countries, we have accumulated $3,914,000 of inventories consisting of raw materials and intermediate finished product (bulk tablets). Accounts payable and accrued liabilities decreased from $10,090,000 at December 31, 2005 to $9,482,000 at June 30, 2006. Deferred revenue totalled $26,228,000 as at June 30, 2006 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term which we maintain substantive contractual obligations. Approximately $4,571,000 of the licensing fees included in deferred revenue is subject to payback provisions if certain future conditions are not met and consequently no revenue has been recognized on these fees. During the six-month period ended June 30, 2006, obligations under capital leases decreased by $40,000 to $5,883,000, as a result of payments made in the period. Long-term debt decreased by $1,841,000 to $9,360,000 during the six-month period ended June 30, 2006, as a result of payments of $1,404,000, and $437,000 due to a favourable exchange rate variation of the Canadian dollar relative to the U.S. dollar.

Cash, cash equivalents and short-term investments totalled $118,773,000 as at June 30, 2006 compared to $34,893,000 as at December 31, 2005, an increase of $83,880,000, as a result of the equity financing completed in May of 2006, net of funds applied to operating activities. Our investment policy regulates our investment activities relating to cash resources. We invest in liquid, high-grade investment securities with varying terms to maturity, selected with regard to the expected timing of expenditures for continuing operations. As at June 30, 2006 our short-term investments included commercial paper from major Canadian corporations, banker’s acceptance and bonds issued by government entities in amounts ranging from $2,033,000 to $2,500,000.

Contractual Obligations

Following the conclusion of certain contractual negotiations for which the agreements were executed subsequent to quarter end, the remaining purchase obligations towards our third-party manufacturers of bulk tablets of once-daily tramadol, over the remaining term of the agreements, was reduced to $19.9 million as at June 30, 2006 as compared to $28.2 million as at December 31, 2005, primarily as a result of our new responsibility to supply the active pharmaceutical ingredient to one of the manufacturers.

Off-Balance Sheet Arrangements

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of August 4, 2006 is 56,747,963 and has increased by 20,000 since June 30, 2006 due to the exercise of 20,000 stock options. The number of options outstanding as of August 4, 2006 is 3,347,275 and has increased by 50,000 since June 30, 2006 due to the grant of 75,000 stock options, less the exercise of 20,000 stock options and the expiry of 5,000 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from licensing and distribution agreements and research contracts is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we also contracted a $10 million term loan denominated in U.S. currency, the balance of which is US$8,532,000 as of June 30, 2006. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undo risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than two years. A significant change in interest rates could have a material effect on the fair value of our investments if these investments were not held to maturity.

EFFECTIVENESS OF INTERNAL DISCLOSURE CONTROLS

The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2006 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

OTHER RISKS AND UNCERTAINTIES

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

■	We have not generated significant revenues to date and expect to continue to experience losses. It is also difficult to estimate timing and future costs of our research and development programs.

■	We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

■	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

■	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

■	We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete clinical trials, obtain regulatory approvals or commercialize future product candidates.

■	We may not achieve our projected development goals in the time frames we announce and expect.

■	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

■	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

■	Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

■	Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

■	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

■	Rapid technological change could make our products or drug delivery technologies obsolete.

■	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

■	If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

■	Disputes may arise regarding the ownership or inventorship of our products and technologies.

■	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

■	We currently have a single source of supply for our Contramid® cross-linked high amylose starch.

■	If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

■	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

■	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

■	Our agreements relating to the development and distribution of products may expose us to a number of risks.

■	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

■	We have international operations that expose us to additional business risks.

■	We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

■	We may incur losses associated with foreign currency fluctuations.

■	Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

■	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

■	If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

■	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

■	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

■	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

■	Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

■	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

■	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Exhibit 99.3

CERTIFICATION OF INTERIM FILINGS

I, Warren Whitehead, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)

Warren Whitehead

Chief Financial Officer

August 10, 2006

Exhibit 99.4

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

August 10, 2006